11.9.2016

לכבוד
חברת ביונדוקס פארמצבטיקה בע"מ
רחוב איינשטיין 14
פארק המדע
נס ציונה

<u>לידי עו"ד אילן גרזי</u>
פקס: 03-6073778.

שלום רב,

הנדון: **<u>ניר עמדה – אסיפת בעלי מניות קבועה ליום 22.9.16 של חברת ביונדוקס</u>**

אנו מודיעים לכם בזאת –

1. אנו מתנגדים לכל הצבעה שהיא שתבוצע על ידי החברה באמצעות הפרוקסי שיימסר לאדם כלשהו על ידי החברה בגין ניירות ה- ADS של המחזיקים שלא יצביעו בעצמם.
2. אנו מתנגדים להארכת הסכם העסקתו של ד"ר בבקוב ב- 7 שנים נוספות.
3. אנו מתנגדים לשינוי מדיניות התגמול של החברה.

11.9.16

* רצ"ב אישור בעלות על המניות, נכון ליום 25.8.2016

11/09/2016

אישור בעלות

שם החברה: ביונדווקס פרמצבטיקה בע"מ **מספר החברה:** 513436105

פרטי בעלי המניות

(1) שם בעל המניות: קופרמן ישראל ומלכה
(2) מספר זהות: 52230372

(1) שם בעל המניות: קופרמן ישראל ומלכה
(2) מספר זהות: 53426698

(3) המועד שלגביו ניתן אישור הבעלות: 25/08/2016

פרטים על המניות

(1) שם נייר ערך: ביונדווקס פרמצבטיקה
מספר בורסה: 1105204
(2) מספר מניות: 34,552.00
(3) סוג המניות:

בנק הפועלים בע"מ
ההנהלה הראשית
בנקאות פלטינום (037)

מורשה חתימה 2 מורשה חתימה 1